FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                               For 7 February 2003
                         Commission File Number 0-30358

                                  ebookers plc
                               -------------------
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                    (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F |X| Form 40-F
                               -----          ----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                        Yes          No |X|
                           -------    -----


                   If "Yes" is marked, indicate below the file
                      number assigned to the registrant in
                         connection with Rule 12g3-2(b):

                                 Not applicable.


Enclosures:

Additional listing            7 February 2003                             2 inc

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                          ebookers plc ("the Company")

                               Additional Listing

Application has recently been made to the UK Listing Authority and the London Stock Exchange for 936,864 ordinary shares of 14p each in the Company ("Ordinary Shares") to be admitted to the Official List.

The Ordinary Shares are being issued pursuant to the exercise of options by Dr Sanjiv Talwar as disclosed in the circular issued by the Company dated 21 January 2003. Admission is expected to become effective on 10 February 2003.

7 February 2003

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     ebookers plc


Dated:  February 14  2003                           /s/ Helen O'Byrne
                                                    -------------------------
                                                     Helen O'Byrne
                                                     Company Secretary




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